URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

July 1, 2008

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

                                                Re:                             Uranium Resources, Inc.

Registration Statement on Form S-3

File No. 333-151134

Filed May 23, 2008

Dear Mr. Schwall:

I am in receipt of the Staff’s letter of comments dated June 20, 2008 (“Comment Letter”) to the above referenced filing.  For your convenience, we have set forth the original comments from the Comment Letter in bold typeface, and appearing below them are the Company’s responses.

Comment #1:

Please disclose the individual(s) with voting or dispositive powers with respect to the securities offered for resale by those of your selling security holders that are not individuals.  Please see Interpretation I.60 under the Regulation S-K section of our July 1997 Manual of Publicly Available Telephone Interpretations, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.  If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes..

Response #1:

In response to the Staff’s comment, the Company has revised the Selling Stockholders table to include new footnotes 3, 4, 6, 7, 8, 9, 10 and 11 through 20, each reflecting individuals with voting or dispositive power.

Comment #2:

Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer.  If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services.  If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.  If not, you must indicate that such selling shareholder is an underwriter.

Response #2:

In response to the Staff’s comment, the Company has revised the Selling Stockholders table to include new footnotes 5 and 11 with respect to those entities which are affiliated with a registered broker-dealer.

Comment #3:

We note that you incorporate by reference your Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007, but you fail to incorporate by reference your Form 10-K.  Please revise to also incorporate by reference the Form 10-K you filed on March 17, 2008.

Response #3:

In response to the Staff’s comment, the Company has incorporated by reference its Form 10-K filed on March 17, 2008.

Pre-Effective Amendment No. 1 to the Form S-3 has been filed today.  Copies of this letter together with the Pre-Effective Amendment No. 1 to the Form S-3 are being delivered by overnight delivery.  Should you have any questions regarding the responses, please contact the undersigned at (972) 219-3330.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer

cc:  Mr. Sean Donahue